Exhibit 99.1

Heritage Commerce Corp to Present at D.A. Davdison 13th Anuual Financial Services Conference

San Jose, CA – May 10, 2011 – **Heritage Commerce Corp (Nasdaq: HTBK)**, today announced that it will present at D.A. Davidson 13th Annual Financial Services Conference at the Bell Harbor Conference Center in Seattle, Washington. Walter T. Kaczmarek, President and Chief Executive Officer, is scheduled to present on Wednesday, May 11, 2011 at 11:30 a.m. PDT. The presentation will be archived for 90 days after the conference, and can be viewed at http://www.wsw.com/webcast/dadco21/htbk/.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Member FDIC